UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONTACT MINERALS CORP.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

21073Q101
(CUSIP Number)

KERRY J. MCCULLAGH
 475 Howe Street, Suite 206
Vancouver, BC, Canada V6C 2B3
(604) 629-1007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

CUSIP No. 21073Q101

1.	Name of Reporting Person:	KERRY J. MCCULLAGH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: CANADIAN CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	3,500,000 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	3,500,000 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,500,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 49%

14.	Type of Reporting Person (See Instructions): IN (Individual)

CUSIP No. 21073Q101

This Schedule 13D/A (Amendment No. 1) is being filed by Kerry J. McCullagh to amend and supplement the Schedule 13D of the Reporting Person filed on September 4, 2008 with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share, of Contact Minerals Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at Suite 206-475 Howe Street, Vancouver, BC, V6C 2B3, Canada.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

KERRY J. MCCULLAGH (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 475 Howe Street, Suite 206, Vancouver, BC, Canada V6C 2B3.

C.	Present Principal Occupation and Employment:

The Reporting Person is the sole officer and director of Contact Minerals Corp., a Nevada company quoted on the Over-The-Counter Bulletin Board. The principal executive office of Contact Minerals Corp. is located at 475 Howe Street, Suite 206, Vancouver, BC, Canada V6C 2B3. The Reporting Person is also the principal and sole shareholder of Polar Capital Corp., a private consulting British Columbia company, which provides management and administrative services to other mining companies. The principal executive office of Polar Capital Corp. is located at 475 Howe Street, Suite 206, Vancouver, BC, Canada V6C 2B3.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of Canada.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On June 25, 2007, Kerry J. McCullagh, President of the Issuer, purchased 4,000,000 shares of the Issuer’s common stock at a price of $0.001 per share. The Reporting Person paid for these shares out of his personal funds. Of the 4,000,000 shares, 500,000 are held by Polar Capital Corp., a company controlled by the Reporting Person.

On September 5, 2008, Polar Capital Corp., a company controlled by the Reporting Person entered into the share transfer agreements whereby the Reporting Person sold 500,000 shares of the Company’s common stock to three purchasers (the “Transfer”). In consideration of the Transfer, the Reporting Person was paid $42,500, being $0.085 per share.

CUSIP No. 21073Q101

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The purpose of the disposition was to obtain the proceeds of the sale.

The original purchase of the Company Shares by the Reporting Person was an initial investment as the founding shareholder of the Company.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a)	Aggregate Beneficial Ownership:

	As of September 5, the Reporting Person beneficially owns the following securities of the Issuer:

	Title of Security	Amount	Percentage of Shares of Common Stock
	Common Stock	3,500,000	49%(1)

	(1) Applicable percentage of ownership is based on 7,140,000 shares of the Issuer’s common stock issued and outstanding as of September 5, 2008.

CUSIP No. 21073Q101

(b)	Power to Vote and Dispose of the Issuer Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the Transfer described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.
None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2008

Date

/s/ Kerry J. McCullagh

Signature

KERRY J. MCCULLAGH

Name/Title